File No. 333-173525

As filed with the SEC on August 17, 2011

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-14

REGISTRATION STATEMENT

UNDER THE

SECURITIES ACT OF 1933

Pre-Effective Amendment No. _                                  ☐

Post-Effective Amendment No. 1                                 ☑

(Check appropriate box or boxes)

FEDERATED EQUITY FUNDS

(Exact Name of Registrant as Specified in Charter)

1-800-341-7400

(Area Code and Telephone Number)

4000 Ericsson Drive

Warrendale, Pennsylvania 15086-7561

(Address of Principal Executive Offices)

John W. McGonigle, Esquire

Federated Investors Tower

1001 Liberty Avenue

Pittsburgh, Pennsylvania 15222-3779

(Name and Address of Agent for Service)

Copies to:

Clair E. Pagnano, Esquire

K&L Gates LLP

State Street Financial Center

One Lincoln Street

Boston, MA 02111-2950

Acquisition of the assets of

VALUE GROWTH PORTFOLIO, and

BLUE CHIP PORTFOLIO

portfolios of EquiTrust Series Fund, Inc.

By and in exchange for Class A Shares and Institutional Shares of

FEDERATED CAPITAL APPRECIATION FUND

a portfolio of Federated Equity Funds

Approximate Date of Proposed Public Offering: As soon as

practicable after this Registration Statement becomes effective under the Securities Act of 1933, as amended.

Title of Securities Being Registered: Class A Shares and Institutional Shares without par value, of Federated Capital

Appreciation Fund

It is proposed that this filing will become effective immediately upon filing, pursuant to Rule 485(b).

No filing fee is due because Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended.

FEDERATED EQUITY FUNDS

CONTENTS OF REGISTRATION STATEMENT

This Post-Effective Amendment No. 1 to the Registration Statement of the Registrant on Form N-14 (File No. 333-173525) consists of the following:

Cover Sheet

Contents of Registration Statement

Part A — The definitive Proxy Statement and Prospectus of the Registrant as filed on May 25, 2011 pursuant to Rule 497 is incorporated herein by reference.

Part B — The definitive Statement of Additional Information of the Registrant as filed on May 25, 2011 pursuant to Rule 497 is incorporated herein by reference.

Part C — Other Information

Signature Page

Exhibits — The sole purpose of this Post-Effective Amendment is to file as exhibits conformed copies of the opinions of counsel regarding the tax consequences of the reorganizations described in the Registrant’s Registration Statement on Form N-14, filed on April 15, 2011.

PART C. OTHER INFORMATION.

Item 15    Indemnification

(1) Indemnification is provided to Officers and Trustees of the Registrant pursuant to Section 2 of Article XI of Registrant’s Declaration of Trust. The Investment Advisory Contract provides that, in the absence of willful misfeasance, bad faith, gross negligence, or reckless disregard of the obligations or duties under the Investment Advisory Contract on the part of Adviser, Adviser shall not be liable to the Registrant or to any shareholder for any act or omission in the course of or connected in any way with rendering services or for any losses that may be sustained in the purchase, holding, or sale of any security. Registrant’s Trustees and Officers are covered by an Investment Trust Errors and Omissions Policy.

(2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Trustees, Officers, and controlling persons of the Registrant by the Registrant pursuant to the Declaration of Trust or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission (the “SEC”), such indemnification is against public policy as expressed in the Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by Trustees, Officers, or controlling persons of the Registrant in connection with the successful defense of any act, suit, or proceeding) is asserted by such Trustees, Officers, or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

(3) Insofar as indemnification for liabilities may be permitted pursuant to Section 17 of the Investment Company Act of 1940 for Trustees, Officers, and controlling persons of the Registrant by the Registrant pursuant to the Declaration of Trust or otherwise, the Registrant is aware of the position of the SEC as set forth in Investment Company Act Release No. IC-11330. Therefore, the Registrant undertakes that in addition to complying with the applicable provisions of the Declaration of Trust or otherwise, in the absence of a final decision on the merits by a court or other body before which the proceeding was brought, that an indemnification payment will not be made unless in the absence of such a decision, a reasonable determination based upon factual review has been made (i) by a majority vote of a quorum of non-party Trustees who are not interested persons of the Registrant or (ii) by independent legal counsel in a written opinion that the indemnitee was not liable for an act of willful misfeasance, bad faith, gross negligence, or reckless disregard of duties. The Registrant further undertakes that advancement of expenses incurred in the defense of a proceeding (upon undertaking for repayment unless it is ultimately determined that indemnification is appropriate) against an Officer, Trustee, or controlling person of the Registrant will not be made absent the fulfillment of at least one of the following conditions: (i) the indemnitee provides security for his undertaking; (ii) the Registrant is insured against losses arising by reason of any lawful advances; or (iii) a majority of a quorum of disinterested non-party Trustees or independent legal counsel in a written opinion makes a factual determination that there is reason to believe the indemnitee will be entitled to indemnification.

Item 16    Exhibits

1.1	Conformed copy of Amended and Restated Declaration of Trust of the Registrant (8)

1.2	Amendment Nos. 4, 5, 6 and 7 of the Declaration of Trust (22)

1.3	Amendment No. 8 of the Declaration of Trust (13)

1.4	Amendment Nos. 9, 10 and 11 of the Declaration of Trust (14)

1.5	Amendment Nos. 12 and 13 of the Declaration of Trust (16)

1.6	Amendment Nos. 14, 15, 16 and 17 of the Declaration of Trust (18)

1.7	Amendment No. 18 of the Declaration of Trust (25)

1.8	Amendment No. 19 of the Declaration of Trust (21)

1.9	Amendment Nos. 20 and 21 of the Declaration of Trust (22)

1.10	Amendment No. 22 of the Declaration of Trust (24)

1.11	Amendment No. 23 of the Declaration of Trust (25)

1.12	Amendment No. 24 of the Declaration of Trust (27)

1.13	Amendment No. 25 of the Declaration of Trust (30)

1.14	Amendment No. 26 of the Declaration of Trust (31)

1.15	Amendment Nos. 27 & No. 28 of the Declaration of Trust (32)

1.16	Amendment Nos. 29 and 30 of the Declaration of Trust (34)

1.17	Amendment No. 31 of the Declaration of Trust (36)

1.18	Amendment No. 32 of the Declaration of Trust (37)

1.19	Amendment No. 33 of the Declaration of Trust (40)

1.20	Amendment Nos. 34, 35, 36 and 37 of the Declaration of Trust (46)

1.21	Amendment No. 38 and 39 of the Declaration of Trust (49)

2.1	Copy of Amended and Restated By-Laws of the Registrant (8)

2.2	Amendment Nos. 5, 6 and 7 of the By-Laws (12)

2.3	Amendment No. 8 of the By-Laws (17)

2.4	Amendment No. 9 of the By-Laws (21)

2.5	Amendment No. 10 of the By-Laws (23)

2.6	Amendment No. 11 of the By-Laws (28)

2.7	Amendment No. 12 of the By-Laws (30)

3	Not applicable

4	The Registrant hereby incorporates the Forms of Agreement and Plans of Reorganization that were filed as Annexes A-1 and A-2 to the Proxy Statement/Prospectus filed pursuant to Rule 497 on May 25, 2011

5	See exhibits (1) and (2)

6.1	Conformed copy of Investment Advisory Contract on behalf of the Registrant, which includes Exhibit B for Federated Capital Appreciation Fund (7)

6.2	Conformed copy of Amendment to Investment Advisory Contract of the Registrant (16)

6.3	Conformed copy of Exhibit B to the Investment Advisory of the Registrant (27)

7.1	Conformed copy of Distributor’s Contract with the Registrant (7)

7.2	Conformed copies of Exhibits G and I to the Distributor’s Contract for Federated Capital Appreciation Fund, (Class A and C Shares) (7)

7.3	The Registrant hereby incorporates the conformed copy of the specimen Mutual Funds Sales and Service Agreement; Mutual Funds Service Agreement; and Plan Trustee/Mutual Funds Service Agreement from Item 24(b)(6)(ii)-(iv) of the Cash Trust Series II Registration Statement on Form N-1A, filed with the SEC on July 24, 1995. (File No. 33-38550 and 811-6269)

7.4	Conformed copy of Amendment to the Distributor’s Contract with the Registrant, dated October 1, 2003 (22)

7.5	Conformed copy of Exhibits, DD, EE, FF and GG to the Distributors Contract (27)

7.6	Conformed copy of Amendment 1 to Exhibit G, S, DD and JJ (34)

7.7	Conformed copy of Exhibits SS, TT, UU, YY, ZZ, AAA, BBB, CCC, DDD, EEE, FFF, GGG and HHH to the Distributor’s Contract (38)

7.8	Conformed copy of Exhibit III, JJJ, KKK and LLL to the Distributor’s Contract (47)

8	Not applicable

9.1	Conformed copy of the Custodian Agreement with the Registrant (3)

9.2	Conformed copy of Custodian Fee Schedule (9)

9.3	Conformed copy of Amendment to Custodian Agreement with the Registrant dated February 3, 2006 (28)

9.4	Conformed copy of the Fourth Amendment to the Custody Agreement with the Registrant dated October 23, 2009 (45)

9.5	Conformed copy of the Seventh Amendment to the Custody Agreement with the Registrant dated September 1, 2010 (48)

10.1	Conformed copy of Distribution Plan with the Registrant, including Exhibits A, B and C (22)

10.2	The responses described in Item 23(e)(xiv) are hereby incorporated by reference

10.3	Conformed copy of Amendment to the Distribution Plan (Class B Shares) (16)

10.4	Conformed copy of Exhibit D to the Distribution Plan with the Registrant (24)

10.5	Conformed copy of Exhibit E to the Distribution Plan with the Registrant (26)

10.6	Conformed copy of Exhibits H and I to the Distribution Plan with the Registrant (30)

10.7	Conformed copy of Amendment 1 to Exhibit E and J; Exhibit K, L, M, N, O and P to the Distribution Plan with the Registrant (34)

10.8	Conformed copy of Exhibits to the Distribution Plan with the Registrant (36)

10.9	Conformed copy of Exhibits Q, U, V, W, X, Y, Z and AA to the Distribution Plan with the Registrant (38)

10.10	Conformed copy of Schedule A to the Distribution Plan for Class B Shares (39)

10.11	The Registrant hereby incorporates the Copy of the Multiple Class Plan and attached Exhibits for all classes from Item (n) of the Federated Short-Term Municipal Trust Registration Statement on Form N-1A, filed with the SEC on August 28, 2006 (File Nos. 2-72277 and 811-3181)

10.12	Conformed copy of Class A Shares, Class B Shares, Class C Shares, Class K Shares and Institutional Shares Exhibits to Multiple Class Plan (38)

10.13	Conformed copy of Institutional Shares Exhibit to the Multiple Class Plan (39)

10.14	Conformed copy of Institutional Shares and Institutional Service Shares Exhibits to the Multiple Class Plan (40)

10.15	Copy of Class A Shares, Class B Shares, Class C Shares, Class K Shares and Institutional Shares Exhibits to the Multiple Class Plan (47)

10.16	Copy of Class R Shares and Institutional Shares Exhibits to Multiple Class Plan (49)

11	The Registrant hereby incorporates the Opinion and Consent of Counsel as to legality of Shares being issued from Item 11 of the Registrant’s Registration Statement on Form N-14, filed with the SEC on April 15, 2011 (File No. 333-173525)

12.1	Conformed copy of the opinion regarding tax consequences of Reorganization of Value Growth Portfolio (+)

12.2	Conformed copy of the opinion regarding tax consequences of Reorganization of Blue Chip Portfolio (+)

13.1	Conformed copy of Amended and Restated Agreement for Fund Accounting Services, Administrative Services, Shareholder Transfer Agency Services and Custody Services Procurement (11)

13.2	Conformed copy of Amendment to Agreement for Fund Accounting Services, Administrative Services, Shareholder Transfer Agency Services and Custody Services Procurement (16)

13.3	Conformed copy of Principal Shareholder Service’s Agreement (Class B Shares) (10)

13.4	Conformed copy of Exhibit 1 to the Principal Shareholder Service’s Agreement (Class B Shares) (16)

13.5	Conformed copy of Shareholder Services Agreement (Class B Shares) (10)

13.6	Conformed copy of Exhibit 1 to the Shareholder Services Agreement (Class B Shares) (16)

13.7	The Registrant hereby incorporates by reference the conformed copy of the Shareholder Services Sub-Contract between Fidelity and Federated Shareholder Services from Item 24(b)(9)(iii) of the Federated GNMA Trust Registration Statement on Form N-1A, filed with the SEC on March 25, 1996 (File Nos. 2-75670 and 811-3375)

13.8	The Registrant hereby incorporates the conformed copy of the Second Amended and Restated Services Agreement, with attached Schedule 1 revised 6/30/04, from Item (h)(v)(ii) of the Cash Trust Series, Inc. Registration Statement on Form N-1A filed with the SEC on July 29, 2004, (File Nos. 33-29838 and 811-5843)

13.9	The responses described in Item 23(e)(xiv) are hereby incorporated by reference

13.10	The Registrant hereby incorporates the conformed copy of Amendment No. 2 to the Amended & Restated Agreement for Fund Accounting Services, Administrative Services, Transfer Agency Services and Custody Services Procurement from Item 23(h)(v) of the Federated U.S. Government Securities: 2-5 Years Registration Statement on Form N-1A, filed with the SEC on March 30, 2004. (File Nos. 2-75769 and 811-3387)

13.11	The Registrant hereby incorporates the conformed copy of Amendment No. 3 to the Amended & Restated Agreement for Fund Accounting Services, Administrative Services, Transfer Agency Services and Custody Services Procurement from Item 23(h)(v) of the Federated U.S. Government Securities: 2-5 Years Registration Statement on Form N-1A, filed with the SEC on March 30, 2004. (File Nos. 2-75769 and 811-3387

13.12	The Registrant hereby incorporates by reference the conformed copy of the Agreement for Administrative Services, with Exhibit 1 and Amendments 1 and 2 attached, between Federated Administrative Services and the Registrant from Item 23(h)(iv) of the Federated Total Return Series, Inc. Registration Statement on Form N-1A, filed with the SEC on November 29, 2004. (File Nos. 33-50773 and 811-7115)

13.13	The Registrant herby incorporates by reference the conformed copy of the Financial Administration and Accounting Services Agreement, with attached Exhibit A revised 3/1/06, from Item (h)(viii) of the Federated Total Return Government Bond Fund, Registration Statement on Form N-1A, filed with the SEC on April 26, 2006. (File Nos. 33-60411 and 811-07309)

13.14	The Registrant hereby incorporates by reference the conformed copy of Transfer Agency and Service Agreement between the Federated Funds listed on Schedule A revised 3/1/06 and State Street Bank and Trust Company from Item 23(h)(ix) of the Federated Total Return Government Bond Fund Registration Statement on Form N-1A, filed with the SEC on April 26, 2006. (File Nos. 33-60411 and 811-07309)

13.15	The Registrant hereby incorporates by reference the conformed copy of Amendment No. 3 to the Agreement for administrative Services between Federated Administrative Services Company and the Registrant dated June 1, 2005, form Item 23(h)(ii) of the Cash Trust Series, Inc. Registrant Statement on Form N-1A, filed with the SEC on July 27, 2005. (File Nos. 33-29838 and 811-5843)

13.16	The Registrant hereby incorporates the Copy of Schedule 1, revised 9/1/05, to the Second Amended and Restated Services Agreement, from Item h(ix) of the Federated Institutional Trust Registration Statement on Form N-1A, filed with the SEC on September 28, 2005. (File Nos. 33-54445 and 811-7193)

13.17	The Registrant hereby incorporates the Copy of Exhibit A, revised 9/1/05, to the Financial Administration and Accounting Services Agreement, from Item h(x) of the Federated Institutional Trust Registration Statement on Form N-1A, filed with the SEC on September 28, 2005. (File Nos. 33-54445 and 811-7193)

13.18	The Registrant hereby incorporates the Copy of Schedule 1, revised 6/1/05, to the Transfer Agency and Services Agreement between the Federated Funds and State Street Bank and Trust Company from, from Item h(xi) of the Federated Institutional Trust Registration Statement on Form N-1A, filed with the SEC on September 28, 2005. (File Nos. 33-54445 and 811-7193)

13.19	The Registrant hereby incorporates the conformed copy of the Transfer Agency and Service Agreement between the Federated Funds and State Street Bank and Trust Company form Item 23(h)(ix) of the Federated Stock Trust Registration statement on Form N-1A, filed with the SEC on December 29, 2005. (File Nos. 33-60411 and 811-07309)

13.20	The Registrant hereby incorporates the conformed copy of Schedule A to the Transfer Agency and the Service Agreement (38)

13.21	Conformed copy of Amendment to Exhibit A and Amendment to Exhibit B of the Fund Accounting Agreement with The Bank of New York Mellon (38)

13.22	Conformed copy of Schedule A to the Transfer Agency Agreement (39)

13.23	Conformed copy of Exhibit A to the Financial Administration and Accounting Service Agreement (39)

13.24	Conformed copy of Exhibit 1 to the Administrative Services Agreement (39)

13.25	Conformed copy of Schedule 1 to the Second Amended and Restated Services Agreement (39)

13.26	Conformed copy of Schedule A of the Shareholder Services Agreement for Class B Shares (39)

13.27	Conformed copy of Schedule A of the Principal Shareholder Services Agreement for Class B Shares (39)

13.28	Conformed copy of Exhibit 1 to the Administrative Services Agreement (44)

13.29	Conformed copy of the Third Amendment to the Fund Accounting Agreement of the Registrant dated October 23, 2009 (45)

13.30	Copy of Exhibit 1 to Agreement for Administrative Services (46)

13.31	Conformed copy of the Fifth Amendment to the Fund Accounting Agreement of the Registrant dated September 1, 2010 (48)

14	The Registrant hereby incorporates the Consent of Independent Registered Public Accounting Firms from Item 14 of the Registrant’s Registration Statement on Form N-14, filed with the SEC on April 15, 2011 (File No. 333-173525)

15	Not applicable

16.1	The Registrant hereby incorporates the Unanimous Consent of Trustees for Power of Attorney from Item 16.1 of the Registrant’s Registration Statement on Form N-14, filed with the SEC on April 15, 2011 (File No. 333-173525)

16.2	The Registrant hereby incorporates the Power of Attorney of the Registrant from Item 16.2 of the Registrant’s Registration Statement on Form N-14, filed with the SEC on April 15, 2011 (File No. 333-173525)

17	The Registrant hereby incorporates the Form of Proxy Card from Item 11 of the Registrant’s Registration Statement on Form N-14, filed with the SEC on April 15, 2011 (File No. 333-173525)

+	Exhibit is being filed electronically with registration statement; indicate by footnote

ALL RESPONSES ARE INCORPORATED BY REFERENCE TO A POST-EFFECTIVE AMENDMENT (PEA) OF THE REGISTRANT FILED ON FORM N-1A (FILE NOS. 1933 Act No. 2-91090 and 1940 Act No. 811-4017)

1	PEA No. 1 filed February 28, 1985

2	PEA No. 21 filed June 30, 1995

3	PEA No. 20 filed December 29, 1994

4	PEA No. 21 filed June 30, 1995

5	PEA No. 22 filed July 17, 1995

6	PEA No. 25 filed August 31, 1995

7	PEA No. 26 filed September 12, 1995

8	PEA No. 32 filed September 3, 1996

9	PEA No. 31 filed October 30, 1997

10	PEA No. 35 filed December 30, 1997

11	PEA No. 40 filed October 9, 1998

12	PEA No. 41 filed November 2, 1998

13	PEA No. 44 filed December 28, 1999

14	PEA No. 50 filed December 29, 2000

15	PEA No. 52 filed March 20, 2001

16	PEA No. 51 filed December 27, 2001

17	PEA No. 57 filed December 26, 2002

18	PEA No. 59 filed February 7, 2003

19	PEA No. 61 filed March 31, 2003

20	PEA No. 55 filed September 22, 2003

21	PEA No. 62 filed October 30, 2003

22	PEA No. 66 filed October 15, 2004

23	PEA No. 67 filed December 30, 2004

24	PEA No. 68 filed January 7, 2005

25	PEA No. 69 filed June 22, 2005

26	PEA No. 70 filed September 2, 2005

27	PEA No. 73 filed October 14, 2005

28	PEA No. 74 filed November 14, 2005

29	PEA No. 76 filed December 29, 2005

30	PEA No. 77 filed October 17, 2006

31	PEA No. 78 filed December 11, 2006

32	PEA No. 79 filed December 29, 2006

33	PEA No. 83 filed June 25, 2007

34	PEA No. 88 filed December 28, 2007

35	PE No. 92 filed April 10, 2008

36	PEA No. 93 filed July 15, 2008

37	PEA No. 96 filed September 11, 2008

38	PEA No. 97 filed December 30, 2008

39	PEA No. 101 filed February 27, 2009

40	PEA No. 102 filed September 30, 2009

41	PEA No. 103 filed November 13, 2009

42	PEA No. 105 filed November 30, 2009

43	PEA No. 107 filed December 30, 2009

44	PEA No. 109 filed January 28, 2010

45	PEA No. 110 filed May 6, 2010

46	PEA No. 111 filed September 16, 2010

47	PEA No. 112 filed November 29, 2010

48	PEA No. 115 filed December 29, 2010

49	PEA No. 116 filed January 31, 2011

Item 17    Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, FEDERATED EQUITY FUNDS, has duly caused this post-effective amendment no. 1 to its Registration Statement on Form N-14 to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Pittsburgh and Commonwealth of Pennsylvania, on the 17th day of August 2011.

FEDERATED EQUITY FUNDS

By: /s/ Todd P. Zerega

Todd P. Zerega, Assistant Secretary

Pursuant to the requirements of the Securities Act of 1933, this post-effective amendment no. 1 to its Registration Statement on Form N-14 has been signed below by the following persons on August 17, 2011 in the capacities indicated:

NAME	TITLE

By: /s/ Todd P. Zerega Todd P. Zerega ASSISTANT SECRETARY	Attorney In Fact For the Persons Listed Below

NAME	TITLE

John F. Donahue*	Trustee

J. Christopher Donahue*	President (Principal Executive Officer) and Trustee

Richard A. Novak*	Treasurer (Principal Financial Officer)

Nicholas P. Constantakis*	Trustee

John F. Cunningham*	Trustee

Maureen Lally-Green	Trustee

Peter E. Madden*	Trustee

Charles F. Mansfield, Jr.*	Trustee

R. James Nicholson*	Trustee

Thomas M. O’Neil*	Trustee

John S. Walsh*	Trustee

James F. Will*	Trustee

* By Power of Attorney